Exhibit 99

April 29, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:
LETTER TO SECURITIES AND EXCHANGE COMMISSION PURSUANT TO TEMPORARY NOTE 3T

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Mandalay Resort Group has obtained a letter of representation from Arthur Andersen LLP ("Andersen"), its independent public accountants, stating that the January 31, 2002 audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Sincerely,

Mandalay Resort Group

GLENN SCHAEFFER Glenn Schaeffer President, Chief Financial Officer and Treasurer